May 6, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Attn:                    H. Roger Schwall, Assistant Director

Division of Corporation Finance

Re:                             Emerge Energy Services LP

Registration Statement on Form S-1

File No. 333-187487

Dear Mr. Schwall:

As representative of the several underwriters in connection with the proposed public offering (the “Offering”) of Emerge Energy Services LP’s (the “Partnership”) common units, we hereby join the Partnership’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m., Washington, D.C. time, on May 8, 2013, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Partnership’s Preliminary Prospectus dated April 30, 2013, through the date hereof:

Preliminary Prospectus dated April 30, 2013:

8,957 copies to prospective Underwriters, institutional investors, dealers and others

The undersigned as a representative of the several underwriters, has and will, and each underwriter has advised the undersigned that it has and will, comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED
J.P. MORGAN SECURITIES LLC
WELLS FARGO SECURITIES, LLC
as representatives of the several underwriters

By:	Citigroup Global Markets Inc.

By:	/s/ Michael Jamieson
Name:	Michael Jamieson
Title:	Managing Director